UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File No.
                                                      CUSIP Number
                                                                   ----------
(Check One):
[X]Form 10-KSB   [ ]Form 20-F   [ ]Form 11-K   [ ]Form 10-QSB  [ ]Form N-SAR

                  For Period Ended:         December 31, 2004

                        [ ]   Transition Report on Form 10-K
                        [ ]   Transition Report on Form 20-F
                        [ ]   Transition Report on Form 11-K
                        [ ]   Transition Report on Form 10-Q
                        [ ]   Transition Report on Form N-SAR

                           For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         NOT APPLICABLE


Part I - Registrant Information


         Full Name of Registrant:  SPEAKING ROSES INTERNATIONAL, INC.

         Former Name if Applicable

         Address of Principal Executive Office
              (Street and Number):                       545 WEST 500 SOUTH

         City, State and Zip Code:                       BOUNTIFUL, UT  84010

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]     (a)       The reasons described in reasonable detail in Part III of this form could not be eliminated  without  unreasonable  effort or expense;
[X]     (b)       The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth  calendar day following the  prescribed  due date; or the subject  quarterly report or transition  report on Form 10-Q, or portion  thereof will be filed on or before the fifth  calendar  day  following the prescribed due date; and
[ ]     (c)       The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

Part III - Narrative Response

State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

In getting ready to file its 10-KSB for the year ended December 31, 2004, the Registrant encountered some difficulties in the EDGARrization process. As a result, Registrant was unable to timely prepare and review internally, and file, its annual report on Form 10-KSB for the period ended December 31, 2004 without an unreasonable effort and expense.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification
              Bobbie Downey              (801)              677-7673
      --------------------------   ----------------    ------------------
                  (Name)              (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       SPEAKING ROSES INTERNATIONAL, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  March 31, 2005                  By  /S/   Blaine Harris
                                            ----------------------------------
                                                  Blaine Harris
                                                  Chief Executive Officer
                                      -2-